Mail Stop 3561

November 17, 2008

Mr. Robert W. Humphreys
Chief Executive Officer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 1000
Duluth, GA 30097

   Re: **Delta Apparel, Inc.**
      Form 10-K for Fiscal Year Ended
      June 28, 2008
      Filed August 28 2008
      File No. 001-15583

Dear Mr. Humphreys:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Health Care Services